FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL REPORT
of
THE COMMONWEALTH OF AUSTRALIA
(Name of Registrant)

Date of end of last fiscal year:  30 June 2009

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issues	Amounts as to which registration is effective	Names of exchanges on which registered
N/A*	N/A	N/A

Name and address of Authorised Agent of the Registrant in the United States
to receive notices and communications from the Securities and Exchange Commission:

MR. DAVID PEARL
Minister - Counsellor (Economic)
Australian Embassy
1601 Massachusetts Avenue, N.W.
Washington, D.C. 20036

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

ADRIAN J.S. DEITZ, ESQ.
Skadden, Arps, Slate, Meagher & Flom
Level 13
131 Macquarie Street
Sydney, NSW 2000
Australia

*	The Commonwealth of Australia files Annual Reports on Form 18-K voluntarily in order for the Commonwealth of Australia to incorporate such Annual Reports into its shelf registration statements.

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)
Internal funded debt of the registrant.  (Total to be stated in the currency of the registrant.  If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

See Table 35 (other than the information contained in such table with respect to Treasury Notes) and Table 41 (with respect to amounts repayable in Australian dollars) under the caption "Public Debt" on pages 60 and 61 of Exhibit D, which is hereby incorporated by reference herein.

The term "funded debt" is used in this Form 18-K to refer to debt having a maturity at issuance of one year or more.  For purposes of this Item 2(a), "internal debt" includes holdings by non-residents of Australia of Government securities repayable in Australian dollars and excludes holdings by Australian residents of Government securities repayable in foreign currencies.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See Tables 36 to 40 and Table 41 (with respect to amounts repayable in United States dollars) under the caption "Public Debt" on pages 60 to 61 of Exhibit D, which is hereby incorporated by reference herein.

For purposes of this Item 2(b), "external debt" does not include holdings by non-residents of Australia of Government securities repayable in Australian dollars and includes holdings by Australian residents of Government securities repayable in foreign currencies.

3.
A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

See Table 35 (other than the information contained in such table with respect to Treasury Notes) and Tables 36 to 40 under the caption "Public Debt" on pages 60 to 61 of Exhibit D, which is hereby incorporated by reference herein.

4.

(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

Not applicable.*

(2)
Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate needs be furnished only if it is practicable to do so.

Not applicable.*

(3)	Total amount otherwise outstanding.

Not applicable.*

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.*

5.	A statement as of the close of the last fiscal year giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

See the information with respect to Treasury Notes contained in Table 35 under the caption "Public Debt" on page 60 of Exhibit D, which is hereby incorporated by reference herein.

The term "floating indebtedness" is used in this Form 18-K to refer to indebtedness having a maturity at issuance of less than one year.  For purposes of this Item 5(a), "internal indebtedness" includes holdings by non-residents of Australia of Government securities repayable in Australian dollars and excludes holdings by Australian residents of Government securities repayable in foreign currencies.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

The registrant had no external floating indebtedness as of the close of the fiscal year ended 30 June 2009.

For purposes of this Item 5(b), "external indebtedness" does not include holdings by non-residents of Australia of Government securities repayable in Australian dollars and includes holdings by Australian residents of Government securities repayable in foreign currencies.

6.
Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant since the close of the latest fiscal year for which such information was previously reported.  These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See Tables 29 to 32 under the caption "Government Finance—Federal Government Budget" on pages 43 to 46 of Exhibit D, which is hereby incorporated by reference herein.

___________________

*  No securities of the registrant are registered under the Securities Exchange Act of 1934, as amended.

7.

(a)	If any foreign exchange control, not previously reported, has been established by the registrant, briefly describe such foreign exchange control.

No foreign exchange control not previously reported has been established by the registrant.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect on any such action, not previously reported.

No foreign exchange control previously reported has been discontinued or materially modified by the registrant.

8.
Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See Table 20 under the caption "External Trade and Balance of Payments—Changes in Official Reserve Assets" pages 28 to 29 of Exhibit D, which is hereby incorporated by reference herein.

9.
Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported.  The statement should be reasonably itemized so far as practicable as to commodities and as to countries.  They should be set forth in items of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

See Tables 17 and 18 under the caption "External Trade and Balance of Payments—Merchandise Trade" on pages 25 to 26 of Exhibit D, which is hereby incorporated by reference herein.

10.
The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported.  The statements of such balances should conform, if possible, to the nomenclature and form used in the "Statistical Handbook of the League of Nations." (These statements need to be furnished only if the registrant has published balances of international payments.)

See Table 19 under the caption "External Trade and Balance of Payments—Balance of Payments" on pages 27 to 28 of Exhibit D, which is hereby incorporated by reference herein.

EXHIBITS

The following exhibits should be filed as part of the Annual Report:

(a)
Copies of any amendments or modifications, other than such have been previously filed, to all exhibits previously filed other than annual budgets.  If such amendments or modifications are not in the English language, there should be furnished in addition a translation into English if the original exhibit was translated into English.

None.

(b)
A copy of any law, decree, or administrative document outlined in answer to Item 1(b).  If such law, decree or document is not in the English language, there should be furnished in addition thereto a translation thereof into English.

None.

(c)	A copy of the latest annual budget of the registrant, if not previously filed, as presented to its legislative body. This document need not be translated into English.

The annual budget for the Registrant as set forth in Budget Strategy and Outlook 2009-10 (Budget Paper No. 1), dated 12 May 2009.

(d)	The registrant may file such other exhibits as it may desire, marking them so as to indicate clearly the items to which they refer.

Description of the Commonwealth of Australia, dated as of 24 November 2009.

Final Budget Outcome 2008-09 of the Registrant, dated 29 September 2009.

Mid-Year Economic and Fiscal Outlook 2009-10 Statement of the Registrant, dated 2 November 2009.

This annual report comprises:

(a)	Pages numbered 1 to 7 consecutively.

(b)	The following exhibits:

Exhibit A — None.

Exhibit B — None.

Exhibit C — The annual budget for the Registrant as set forth in Budget Strategy and Outlook 2009-10 (Budget Paper No. 1), dated 12 May 2009.

Exhibit D — Description of the Commonwealth of Australia, dated as of 24 November 2009.

Exhibit E — Final Budget Outcome 2008-09 of the Registrant, dated 29 September 2009.

Exhibit F — Mid-Year Economic and Fiscal Outlook 2009-10 Statement, dated 2 November 2009.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf of the undersigned, thereunto duly authorized, in the City of Canberra, Australia on 24 November 2009.

COMMONWEALTH OF AUSTRALIA
By:	/s/ Dr Ken Henry AC
Name:	Dr Ken Henry AC
Title:	Secretary of the Treasury of the
Commonwealth of Australia

INDEX TO EXHIBITS

Exhibit No.	Description

C.	Budget Strategy and Outlook 2009-10 (Budget Paper No. 1), dated 12 May 2009.

D.	Description of the Commonwealth of Australia, dated as of 24 November 2009.

E.	Final Budget Outcome 2008-09, dated 29 September 2009.

F.	Mid-Year Economic and Fiscal Outlook 2009-10 Statement, dated 2 November 2009.